ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 24, 2005

05013046

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2005 DEC -5 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 06 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 November 2005 (ASX Announcement & Media Release – Progress on drilling rigs)

dlw 12/6

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 November 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

PROGRESS MADE ON DRILLING RIGS

FAR is pleased to report that progress has been made in securing drilling rigs which should see two wells commenced December 2005/January 2006 with further drilling to follow during the first quarter of calendar 2006. Details follow:

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation) Rig identified for drilling the shallow objective

Following significant effort over several months a Browning Oil Company rig has been identified to drill the Schwing A-1 well as early as December 2005. A cash call for the estimated US$1.8 million drilling cost has been issued by the operator.

Shallow Prospect

Permits have been issued and location building has been completed for the drilling of the Schwing A-1 well, a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil. The well is expected to take approximately 22 days to drill on a trouble free basis.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996.

Deeper Prospects

The Schwing well will comprise the first phase of program designed to evaluate three primary concepts:

1. the normally pressured up-thrown Bolmex which will be tested in the Schwing A-1 well
2. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
3. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The target sizes of the deeper seismically defined objectives are shown in the attached illustration.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au



Martin Schwing 2
Proposed Location
Cal Gas Schwing ST1
Show: 19083BO +1.6MMCFG
SOUTH GROSSE TETE
Iberville Ph. Louisiana
11000'
12000'
13000'
14000'
15000'
16000'
17000'
Bol. Mex.
TD 11065'
TD 11065'
3-5MMBO Potential
Lower Nonian Struma
12-15BCF Potential
TD 12399'
Nodosaria Channels
100BCF + 5MMBO Potential
500BCF + 13 mmbbls oil Potential
Wilcox

Rainosek Project, Lavacca County, Texas (21.57%)
Black Creek Rig available to drill Rainosek-4.

FAR has received advice that the Black Creek Rig has a slot available to drill the Rainosek-4 well at a location approximately 1,000 feet southeast of the Rainosek-3 and 1,100 feet southwest of the Rainosek-1 well. The location would be prospective for multiple Wilcox zones including the 5800, 7400, 7850, 8100, 8130, 8300, 8550 and 8750 zones. FAR has indicated it would participate for its 21.57 percent interest. Timing is planned for the first quarter 2006.

A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to precede the drilling of the Rainosek-4 well. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by Bass).

Eagle Project, San Joaquin Basin, California (FAR 15%)
Rig due on location December 2005

A rig is expected on location to drill Eagle North 1 during December 2005. Eagle North 1 lies approximately 400 metres northwest of the 2001 Eagle 1 surface location and is planned to be drilled to a total depth of 4,200 metres. After logging, provided the presence of oil in the target Gatchell sandstones is confirmed, the well will be cased and production tested for five days. Following a successful test the well will then be plugged back to drill a side track horizontal lateral within the reservoir for a distance of 300 metres which will then be completed for oil and gas production.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Economic completion of the well is likely to trigger an immediate 129 km2 3D seismic survey for planning of up to nine, 900 metre long in-situ horizontal wells (with potential 4 to 6 fold flow rates for oil and gas over a conventional vertical well) in the reservoir to drain the field over a 15 year production period as well as instituting permitting of production facilities for Eagle North 1 and other wells as they come on stream.

Provided a successful development ensues, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

The operator has estimated mean potential recoverable reserves for the Eagle project of 13.48 million barrels of oil and 25.18 Billion cubic feet of gas. On a trouble free basis the drilling duration of the vertical component of the Eagle North 1 well is expected to take less than 20 days.

FAR will contribute to the drilling cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

Commenting on the forgoing FAR's executive Chairman Michael Evans said

"*FAR and its partners have been working diligently for the best part of 2005 to procure drilling rigs in a very competitive USA rig market. We are pleased with these recent developments and now look forward to a period of extended drilling stretching into 2006 on a series of prospects that has the potential to make a significant difference.*"

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au